SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 1, 2005

DaimlerChrysler AG

(Translation of registrant’s name into English)

EPPLESTRASSE 225, 70567 STUTTGART, GERMANY

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒                 Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐                 No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        ]

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statement No. 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934 and 333-86936) of DaimlerChrysler AG

DaimlerChrysler AG

FORM 6-K: TABLE OF CONTENTS

1. New business model for smart

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect management’s current views with respect to future events. The words „anticipate,” „assume,” „believe,” „estimate,” „expect,” „intend,” „may,” „plan,” „project” and „should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

1

Contacts		Press Information
Toni Melfi	+49 (0)711 17 9 53 53
Thomas Froehlich	+49 (0)711 17 9 33 11	Date April 1, 2005

New business model for smart

•         Goal for smart: Breakeven in 2007

•         Restructuring expenses of up to €1.2 billion

•         DaimlerChrysler: Operating profit in 2005 still expected to slightly exceed the prior-year result of €5.8 billion, excluding exceptional charge from smart

Stuttgart - On March 31, 2005, the Board of Management of DaimlerChrysler AG discussed a new business model for the smart business unit of the Mercedes Car Group. This concept will be further developed in detail in the coming weeks and, as announced at the annual press conference on February 10, will be submitted to the Supervisory Board of DaimlerChrysler AG for a decision at the end of April.

The new business model aims to put the small-car brand onto a financially sound basis, with the goal of breaking even in 2007.

The new product concept calls for the intensified development of the successor to the smart fortwo, including fulfilling the requirements for the U.S. market. The next generation of the three-cylinder gasoline engine will also be used by other manufacturers, with resulting economies of scale that will substantially improve the cost position of this engine project.

Cooperation with Mitsubishi Motors on the smart forfour will be continued. Measures to be taken to improve profitability mean that this product will break even in the future.

The production of the smart roadster will be terminated at the end of 2005.

The smart SUV project will be discontinued.

Key component of the new business model is a restructuring program with which earnings are to be increased by some €600 million in the year 2007. It will be possible to reduce fixed costs by around 30% within the next two years, while substantially improving productivity.

The new business model also includes a fundamental organizational change. Key tasks in development, sales, procurement, after sales and service will be integrated into the respective areas of Mercedes-Benz Passenger Cars. This will allow substantial synergy effects to be realized.

At the same time, additional sales and market potential will be explored. For example, to boost unit sales, the number of smart outlets in the Mercedes-Benz sales organization will be increased by about 25% using the shop-in-shop concept.

Overall, DaimlerChrysler assumes that the restructuring expenses incurred in 2005 will total up to €1.2 billion. This figure includes exceptional write-downs on plant and equipment, the settlement of  obligations to third parties, and other value adjustments. The program also includes significant workforce reductions.

The management of smart GmbH aims to achieve these reductions in a socially acceptable manner. Talks are planned with the works council on this issue in the coming weeks.

The substantial exceptional expenses in connection with the new smart business model will impact DaimlerChrysler’s earnings forecast for 2005. Excluding the exceptional charge from smart, DaimlerChrysler, after a weaker first and second quarter, still expects a slightly higher operating profit for full year 2005 compared to 2004.

Further information from DaimlerChrysler is available on the internet at: www.media.daimlerchrysler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

By:	/s/ ppa.	Robert Köthner
	Name:	Robert Köthner
	Title:	Vice President
Chief Accounting Officer

By:	/s/ i.V.	Silvia Nierbauer
	Name:	Silvia Nierbauer
	Title:	Director

Date: April 1, 2005